UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11037

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Savings Program for Employees of Praxair Puerto Rico B.V. and
Its Participating Subsidiary Companies
P.O. Box 307
Gurabo, Puerto Rico 00778

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

This report consists of 14 pages.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Index

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Atlantic Street
P.O.Box 9316
Stamford CT 06904-9316
Telephone (203) 539 3000
Facsimile (203) 539 3001

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Savings Program for Employees of Praxair Puerto Rico B.V.
and Its Participating Subsidiary Companies

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Stamford, Connecticut
June 28, 2006

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Statements of Net Assets Available for Benefits
At December 31, 2005 and 2004

Assets		2005		2004
Investments, at fair value (Note 4)				
Participant directed	$	2,235,344	$	1,880,936
Nonparticipant directed		1,226,563		1,025,706
Participant loans, at cost		175,112		176,366
		3,637,019		3,083,008
Receivables				
Employer contributions receivable		22,804		23,869
Employee contributions receivable		3,633		2,995
Dividend receivable		1,735		938
Total receivables		28,172		27,802
Net assets available for benefits	$	3,665,191	$	3,110,810

The accompanying notes are an integral part of these financial statements.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Statement of Changes In Net Assets Available for Benefits

For the Year Ended December 31, 2005

Additions to net assets		
Contributions		
Participant	$	361,419
Employer		107,921
		469,340
Investment income		
Dividends		54,816
Interest		1,546
		56,362
Net appreciation in fair value of investments (Note 4)		410,457
Total additions to net assets		936,159
Deductions from net assets		
Benefit payments		381,778
Total deductions from net assets		381,778
Increase in net assets		554,381
Net assets available for benefits		
Beginning of year		3,110,810
End of year	$	3,665,191

The accompanying notes are an integral part of these financial statements.

Note 1 - Inception of the Plan

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the "Plan") was established on March 1, 1995. At that time, Praxair Puerto Rico B.V. (the "Company") executed an agreement with Banco Popular de Puerto Rico ("Banco Popular") to adopt the Banco Popular de Puerto Rico Master Defined Contribution Retirement Plan.

Note 2 - Description of the Plan

The Plan is a tax-qualified retirement plan. The following is a general description of the Plan. Participants should refer to the Plan document for a complete description of the Plan's provisions. The following information may not apply to employees covered under bargaining unit agreements if unionization were to occur.

General
The Plan is a defined contribution plan and is administered by Praxair Puerto Rico B.V. Administrative Committee (the "Administrator"). The Trustee and recordkeeper of the Plan's assets is Banco Popular. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Eligibility
All employees employed on the effective date of March 1, 1995 were automatically eligible to participate in the Plan. An employee hired after that date must meet certain requirements. An employee of Praxair Puerto Rico B.V. is eligible to participate in the Plan if he or she is a minimum of 18 years of age and has completed 90 days of service.

Contributions
Participants contributions to the Plan are made through payroll deductions. Plan participants generally may elect to contribute up to 10% of their compensation on either a before-tax or after-tax basis. Participant's before-tax contributions are limited, however, to the lesser of 10% of their compensation or an annual statutory amount, which amounted to $8,000 in 2005 and 2004.

Praxair Puerto Rico B.V.'s matching contributions are made to participants' accounts, in the form of Praxair common stock, in an amount equal to 70% of the first 2.5% of participants' compensation contributed to the Plan and 40% of the next 2.51% to 7.5% of participants' compensation contributed to the Plan.

Vesting
Employees are at all times fully vested in their own contributions, company contributions, and rollover contributions. In the event of termination of employment from Praxair Puerto Rico B.V., Plan participants receive all amounts credited to their accounts.

Investment Options

Each participant directs the investment of his or her contributions among the following options:

- Blackrock Aurora Portfolio Fund
- Federated Investor Max-Cap Fund
- Fidelity Equity Income II Fund
- PIMCO Fds Pac Investment Management Service
- Federated Government Obligations
- Praxair, Inc. Common Stock Fund*
- Banco Popular Puerto Rico Time Deposit*
- Harbor Capital Appreciation-Return

  * Party-in-interest

Participants may change the amount or the investment direction of their contributions at any time.

Withdrawals and Distributions

Plan participants may withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required starting April 1 of the year following the later of the year, in which a participant attains age 70½ or retires from service with the Company.

Loans

The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Participants are permitted to have only one loan outstanding at any time. Certain other restrictions apply, as defined in the Plan's provisions..

Loans may be repaid during fixed terms not to exceed five years (ten years to purchase a primary residence). Principal and interest is paid ratably through payroll deductions. The loans are collateralized by the balance in the participant's account and bear interest at a fixed rate of 9% for 2005 and 2004.

Unclaimed Benefits and Forfeitures

The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at a time determined by the Administrator. However, the forfeiture will be restored to the Plan by the Administrator if such participant subsequently makes a valid claim for the benefit.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits
Benefits are recorded when paid.

Participant's Account Activity
Participant's accounts are credited with participant contributions, contributions from Praxair Puerto Rico B.V. and an allocation of Plan earnings, based on participants' account balances, and charged for withdrawals.

Basis of Reporting Investments
Plan investments are reported at market value, based upon quoted market prices, except for loans to participants carried at cost which approximates fair value.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates, of which the most significant is the fair value of investments.

Risks and Uncertainties
The Plan provides for various investment options that invest in any combination of stocks, bonds, and fixed income securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 4 – Investments

Individual investments held by the Plan that exceed five percent or more of the Plan's net assets available for benefits are as follows:

	December 31	
	2005	2004
Praxair, Inc. Common Stock Fund	$2,332,041	$1,876,772
Fidelity Equity Income II Fund	$364,457	$327,900
Federated Investor Max-Cap Fund	$264,517	$240,051
Federal Government Obligations	$239,498	*
Pimco Fds Pac Investment Management Service	$229,024	$212,983
Banco Popular Puerto Rico Time Deposit	*	$201,870
Participants' Loans	*	$176,366

* Not applicable

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year ended December 31, 2005
Praxair, Inc. Common Stock Fund	$391,200
Mutual Funds	21,083
U.S. Government Securities	(1,826)
	$410,457

Note 5 - Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31, 2005	December 31, 2004
Net Assets:		
Praxair, Inc. Common Stock Fund (employer match)	$1,226,563	$1,025,706

	Year Ended December 31, 2005
Changes in net assets:	
Contributions	$107,921
Dividends	50,231
Net appreciation	204,924
Benefits paid to participants	(162,219)
	$200,857

Note 6 - Tax Status

The Plan qualifies under sections 165(a), (e), and (g) of the Puerto Rico Income Tax Act of 1994 and complies with all applicable requirements of both Title I of the Employee Retirement Income Security Act of 1974 and the Puerto Rico Income Tax Act of 1994. Although the Plan has been amended since the date it was submitted, the Plan administrator and the Plan's tax counsel believe that in design and operation, it continues to operate in accordance with the applicable law.

Note 7 - Plan Expenses

Transfer taxes and other costs and expenses, if any, except administrative costs of Praxair, Inc. associated with the sale and transfer of Praxair, Inc. common stock, are deducted from the sale proceeds or charged to the participant account (for purchases). For the year ended December 31, 2005, Praxair Puerto Rico B.V. paid all costs of Plan administration and expenses of collecting and distributing amounts from and to the participants. Amounts paid by the Company for Plan expenses during the year were immaterial.

Note 8 – Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Banco Popular. Banco Popular is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Note 9 - Plan Termination

Although it has not expressed any intent to do so, Praxair Puerto Rico B.V. has the right under the Plan's provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Note 10 – Subsequent Event

Effective June 1, 2006, each Plan participant shall, in accordance with the Plan's terms and such procedures as may be adopted from time to time, be permitted to direct the investment of all or any portion of his or her then current matching contribution account balance from the Praxair, Inc. Common Stock Fund into any other investment fund(s) then available under the Plan. Prior to June 1, 2006, all matching contributions made to the Plan on behalf of the participants were invested in Praxair, Inc. Common Stock Fund and participant-direction was restricted.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Schedule H, line 4i – Schedule of Assets
(Held at End of Year)

(a)	(b) Identity of issue, borrower, lessor of similar party	(c) description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Banco Popular	Praxair, Inc. Common Stock Fund	$1,213,213	$2,332,041
		Fidelity Equity Income II Fund	368,074	364,457
		Federated Investor Max-Cap Fund	235,712	264,517
		Federal Government Obligations	239,498	239,498
		Pimco Fds Pac Investment Management Service	234,434	229,024
		Banco Popular Puerto Rico Time Deposit	18,307	18,307
		Harbor Capital Appreciation Fund	6,639	7,811
		State Street Research Aurora	7,088	6,252
*	Participant Loans	Rate of 9%; various maturities	175,112	175,112
		Total assets held for investment purposes	$2,498,077	$3,637,019

* Party-in-interest

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Date: June 28, 2006

By:________________________

Osvaldo Cruz, Controller and member of Praxair Puerto Rico B.V. Administrative Committee
(On behalf of the Plan)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Atlantic Street
P.O.Box 9316
Stamford CT 06904-9316
Telephone (203) 539 3000
Facsimile (203) 539 3001

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-87274, 33-48478 and 333-81248) of Praxair, Inc. of our report dated June 28, 2006 relating to the financial statements of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Stamford, Connecticut
June 28, 2006

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Financial Statements and
Supplemental Schedule
December 31, 2005 and 2004